NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
DECEMBER 19, 2017

DATED AS OF NOVEMBER 7, 2017

ORGANIGRAM HOLDINGS INC.

35 English Drive
Moncton, New Brunswick, Canada, E1E 3X3
Tel: (855) 961-9420 Fax: (506) 384-4266

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual and special meeting (the “Meeting”) of shareholders of Organigram Holdings Inc. (the “Company”) will be held at the Delta Hotels Beausejour, Shediac “A” Room, 750 Main Street, Moncton, New Brunswick, Canada, on Tuesday, December 19, 2017 at 10:00 a.m. (Moncton Time) for the following purposes:

1.

to table the audited consolidated financial statements of the Company for its fiscal year ended August 31, 2017, the report of the auditor thereon and the related management’s discussion and analysis over the period;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP, Chartered Accountants, as auditors of the Company for the ensuing year;

4.	to ratify and approve by ordinary resolution, the continuation of the Company’s 10% “rolling” share option plan as more particularly described in the accompanying Information Circular; and

5.

to ratify and approve by ordinary resolution of the disinterested shareholders (being shareholders who are not “insiders” of the Company), the Equity Incentive Plan more particularly described in the accompanying Information Circular.

An Information Circular accompanies this Notice, which contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The audited consolidated financial statements for the fiscal year ended August 31, 2017, the report of the auditor thereon, and the related management discussion and analysis will be made available at the Meeting and will be made available at www.sedar.com.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Regardless of whether a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company not later than fourty-eight (48) hours prior to the commencement of the Meeting, excluding Saturdays, Sundays and holidays.

All non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Circular to ensure that such Shareholders’ Shares will be voted at the Meeting. If you hold your Shares in a brokerage account, you are not a registered Shareholder. Dated at Moncton, New Brunswick, November 7, 2017.

BY ORDER OF THE BOARD

“Greg Engel”

Greg Engel
Chief Executive Officer

ORGANIGRAM HOLDINGS INC.

35 English Drive.
Moncton, New Brunswick, Canada, E1E 3X3
Tel: (855) 961-9420 Fax: (506) 384-4266

INFORMATION CIRCULAR
as at November 7, 2017 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Organigram Holdings Inc. for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on Tuesday, December 19, 2017 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to the “Company”, “we” and “our” refer to Organigram Holdings Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote IN FAVOUR of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. A registered shareholder may submit a proxy using one of the following methods:

(a)

complete, date and sign the Proxy and return it to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), by fax at 1-416-595-9593, or by mail or by hand delivery to 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(b)

log on to TSX Trust’s website at http://www.voteproxyonline.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s board of directors (“Board”) at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker (an “intermediary”). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOS” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent. These VIFs are to be completed and returned to TSX Trust in the envelope provided or by facsimile. In addition, TSX Trust provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting, and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted at the Meeting and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it using one of the following methods:

(a)

execute a proxy bearing a later date or execute a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attend the Meeting in person and vote the registered shareholder’s Common Shares. A revocation of proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed November 13, 2017 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of this Circular, there were 104,709,142 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is authorized to issue an unlimited number of Common Shares without par value.

The Company is also authorized to issue an unlimited number of voting Preferred shares. There were no Preferred shares issued and outstanding as at the date of this Circular.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company at the Record Date.

FINANCIAL STATEMENTS

At the Meeting, Shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended August 31, 2017 and the Auditors' Report on such statements. The Company’s audited financial statements and management’s discussion and analysis will be filed on SEDAR at www.sedar.com on a date prior to the date of the Meeting.

ELECTION OF DIRECTORS

The Company currently has six (6) directors and it is intended to elect six (6) directors at the Meeting. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Canada Business Corporations Act (“CBCA”), each director elected at the Meeting will hold office until the conclusion of the next Annual meeting of the Company, or if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular:

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Number of Shares Beneficially Owned or Controlled(1)
Denis Arsenault, New Brunswick, Canada Executive Chair of the Board and Director	January 1988 to present – President of Denaco Group Ltd.; August 2014 to March 2017 – Chief Executive Officer of the Company; March 2017 to present – Chair of the Board of the Company. See “Director Biographies” below.	August 22, 2014	6,606,069
Dr. Kenneth Mitton,(2)(3) New Brunswick, Canada Director	Physician. See “Director Biographies” below.	August 22, 2014	718,917
Michel Bourque,(2)(3)(4) New Brunswick, Canada Director	February 2012 to 2015 – Senior Director at Pharmascience Canada; 2015 to present – Management Consultant, Michel Bourque Consulting Inc. See “Director Biographies” below.	January 21, 2015	83,057
Peter Amirault,(4) Toronto, Canada Director	2009 to present – President BML Group Limited. See “Director Biographies” below.	June 2, 2016	130,000
Greg Engel, Toronto, Canada Chief Executive Officer and Director	January 2015 – June 2016 – Chief Executive Officer of Tilray Canada Inc; March 2017 to present – Chief Executive Officer of the Company. See “Director Biographies” below.	March 13, 2017	- Nil -
Derrick West, Toronto, Canada Proposed Director	March 2008 to June 2012 – Chief Financial Officer of Landdrill International Inc.; 2014 to present – Chief Financial Officer of Partners Real Estate Investment Trust. See “Director Biographies” below.	-	- Nil -

Notes:

(1)

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not withinthe knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Member of the Governance and Nominating Committee.
(3)	Member of the Compensation and Human Resources Committee.
(4)	Member of the Audit Committee.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as directors of the Company.

Director Biographies

Denis Arsenault – Director

Mr. Arsenault has spent the past 25 years as a successful entrepreneur, building, running and selling several profitable businesses. As former Chief Executive Officer of the Company, Mr. Arsenault has focused on growing the Company into a sustainable and successful employer in Moncton. His extensive knowledge and experience in building successful enterprises has helped to establish a strong management team and a modern production facility. Mr. Arsenault holds a Bachelor of Administration from the Université de Moncton.

Dr. Kenneth Mitton – Director

Dr. Mitton is a highly respected physician practicing in Moncton, New Brunswick. Dr. Mitton has practiced medicine for over 30 years as a family doctor. He also advises to a number of large corporations in New Brunswick in respect of occupation health matters. Dr. Mitton has previously served as the Chief of Staff of the South-East Regional Health Authority (now the Horizon Health Network) and as the medical director of the Moncton Hospital. Dr. Mitton holds a Bachelor of Science and a Doctor of Medicine Degree from Dalhousie University.

Michel Bourque – Director

Mr. Bourque brings extensive experience in senior management, sales and marketing leadership roles having spent his entire career in the pharmaceutical industry. He has successfully led teams in the branded prescription drug category as well as the branded and private label over-the-counter sectors with industry leaders Novartis and most recently Pharmascience Canada. Mike is known for driving profitable growth through emphasis on strategic planning, strong customer focus and the ability to manage corporate cross-functional initiatives. Mr. Bourque holds a Bachelor of Business Administration from l’Université de Moncton.

Peter Amirault – Director

Mr. Amirault is currently the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments. Prior to joining BML Group, Peter held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestle Canada and The Premium Beer Company of Toronto. Peter holds a BBA from Acadia University and an MBA from The Schulich School of Business. Peter’s previous board experience and roles at senior management levels will bring a wealth of knowledge to the corporate director team at Organigram.

Greg Engel – Director and Chief Executive Officer

Mr. Engel is a senior executive with 30 years of National and International experience in the pharmaceutical, biotechnology, cannabis and consumer packaged goods industries. Mr. Engel has led the creation, development and growth of several companies over the span of his career. An articulate and trusted voice in the burgeoning Canadian cannabis space, Mr. Engel most recently worked with a competitive licensed producer to become the first Canadian exporter of medical cannabis, as well as the establishment of several trailblazing industry standards. As leader at Organigram Inc, Mr. Engel is focused on reputational excellence through product quality and safety, expansion of the company’s Moncton, N.B. facility, and production efficiencies to position the company as a leader in the Medical and Adult Recreational Cannabis industries. Mr. Engel graduated from the University of Guelph with an Honours Bachelor of Science in Microbiology.

Derrick West – Proposed Director

Mr. West currently serves as the Chief Financial Officer and Corporate Secretary of Partners Real Estate Investment Trust (TSX:PAR.UN), an open end real estate investment trust focused on acquiring and managing a portfolio of retail community centres across Canada. Mr. West previously served as the Chief Financial Officer of Landdrill International Inc. (TSXV:LDI), an international mining services corporation with operations in Canada, Russia, Mongolia, and Mexico. Additionally, Mr. West served as the Vice-President of Accounting and Administration for Plazacorp Retail Properties Limited (renamed Plaza Retail REIT, TSX:PLZ.UN). Mr. West has 28 years business experience, the last 13 in senior positions with publicly traded enterprises. He has amassed significant financial reporting, finance, treasury management, internal control, human resource, strategy and business development experience. Mr. West is a Chartered Professional Accountant, obtaining his Chartered Accountancy designation in New Brunswick with Grant Thornton LLP and he holds a Bachelor of Commerce degree from Mount Allison University.

Cease Trade Orders and Bankruptcy

Other than as set out below, within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Derrick West acted for Landdrill International Ltd. (“Landrill”) as its Chief Financial Officer from March 2007 through June 2012. On October 12, 2012 the New Brunswick Securities Commission issued a cease trade order against Landdrill under Section 188.2 of the Securities Act (New Brunswick) for failure to file interim financial statement together with related Management’s Discussion and Analysis and certification of interim filings for the period ended June 30, 2012. On October 15, 2012 the BCSC issued a similar cease trade order under Section 164 of the Securities Act (British Columbia). On January 11, 2013 the Alberta Securities Commission issued a cease trade order under Section 33.1 of the Securities Act (Alberta) for failure to file interim financial statements together with related Management’s Discussion and Analysis and certification of interim filings for the periods ended June 30, 2012 and September 30, 2012. The filing deficiencies were attributable to Landdrill having had made a filing under the Companies’ Creditors Arrangement Act (Canada) in an effort to restructure its affairs in order to continue as a going concern. The TSX Venture Exchange suspended trading in Landdrill’s shares on October 12, 2012. On May 30, 2013 Landdrill announced that it had been declared bankrupt as of May 30th, 2013 pursuant to the Bankruptcy and Insolvency Act.

Advance Notice Provision

At the Company’s annual general and special meeting held on October 15, 2013, the Company’s shareholders approved the alteration of the Company’s articles for the purpose of adopting advance notice provisions (the “Advance Notice Provision”). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board of directors of the Company are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Company’s enacting statute or (ii) a shareholder proposal made pursuant to the provisions of the Company’s enacting statute.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision contained in the Company’s Articles which is available under the Company’s profile on SEDAR at www.sedar.com.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Accountants, 816 Main Street, Moncton, New Brunswick, Canada, E1C 1E6, will be nominated at the Meeting for appointment as auditor of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 - “Audit Committees” (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor. Such disclosure is set forth below.

The Audit Committee’s Charter

A copy of the audit committee charter is attached as Schedule “A” to the Company’s Information Circular.

Composition of the Audit Committee

The members of the Audit Committee are Peter Amirault (Chair), Monique Imbeault and Michel Bourque. All are independent. All members of the Audit Committee are considered to be financially literate. Upon successful election, the members of the Audit Committee shall be Derrick West (Chair), Peter Amirault and Michel Bourque. All members would be independent.

Relevant Education and Experience

See disclosure under heading “Director Biographies” above. Each member of the Audit Committee has:

(a)

an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Deloitte LLP.

Reliance on Certain Exemptions

The Company’s current auditor, Deloitte LLP has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the audit committee charter.

External Auditor Service Fees

The following table provides details in respect of audit, audit-related, tax and other fees billed to the Company by the external auditors for professional services provided to the Company and its subsidiaries in each of the last two fiscal years:

	Year ended 31-Aug-16		Year ended 31-Aug-15
Type of Work	Fees	Percentage	Fees	Percentage
Audit fees(1)	$199,500	95%	$40,000	95%
Audit-related fees(2)	$2,843	1%	-	0%
Tax fees(3)	$7,169	3%	$2,150	5%
All other fees	-	0%	-	0%
Total	$209,512	100%	$42,150	100%

Notes:

(1)

Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Company’s board of directors (the “Board”) is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

The independent members of the Board are Dr. Kenneth Mitton, Michel Bourque, Peter Amirault and Monique Imbeault. The proposed nominee, Derrick West, will also be an independent member of the Board. The non-independent directors are Denis Arsenault and Greg Engel (Chief Executive Officer of the Company).

Directorships

None of the directors of the Company are currently serving on boards of other reporting companies (or equivalent).

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Compensation

The Compensation Committee determines compensation for the directors and all of the executive level employees.

Other Board Committees

The Board has no committees other than the Audit Committee, Compensation & Human Resources Committee and the Governance & Nominating Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the financial period ended August 31, 2017.

Greg Engel, Chief Executive Officer; Peter R. Hanson, Chief Financial Officer (interim); Ray Gracewood, Chief Commercial Officer; Larry Rogers, former director and Vice President of International Business Development; and Denis Arsenault, director and former Chief Executive Officer, are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Company’s process for determining executive compensation is based largely on broad discussion between management, the Compensation and Human Resources Committee and the Board of Directors at large.

The Compensation and Human Resources Committee members are active in the business community and have experience in the determination of compensation packages. Proposed compensation is evaluated by the Compensation and Human Resources Committee based on current requirements of management and in reference to external experience.

The Compensation and Human Resources Committee is governed by a charter. The charter grants the committee the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Compensation and Human Resources Committee at the cost of the Company without obtaining Board of Directors approval, based on its sole judgment and discretion. To date, the Compensation and Human Resources Committee has not exercised this right as the operations and complexity of the compensation process have been considered simple and within the expertise of the committee members.

The current members of the Company’s Compensation and Human Resources Committee are: Michel Bourque (Chair), Monique Imbeault, Dr. Kenneth Mitton and Peter Amirault, all directors of the Company. Upon successful election, the members of the Audit Committee shall be Michel Bourque (Chair), Dr. Kenneth Mitton and Derrick West.

The Compensation and Human Resources Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation and Human Resources Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation and Human Resources Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed with a view that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining qualified executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its stock option plan. Recommendations for senior management compensation are presented to the Board for review by the Compensation and Human Resources Committee.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Board based on recommendations put forward by the CEO. Additionally, the Company proposes to implement an Equity Incentive Plan which will further align participants’ interests with shareholders.

Compensation Review Process

Risks Associated with the Company’s Compensation Practices

Executive compensation is comprised of short-term compensation in the form of a base salary and long-term ownership through the Company’s stock option plan. This structure ensures that a significant portion of executive compensation (stock options) is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the shareholders is extremely limited. As a result, it is unlikely that an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions. Due to the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Base Salary or Consulting Fees

In determining the base salary of an executive officer, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry which is similar in size as the Company;

(c)	the experience level of the executive officer;

(d)	the amount of time and commitment which the executive officer devotes to the Company; and

(e)	the executive officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

Benefits and Perquisites

The Company does not, as of the date of this Information Circular, offer any benefits or perquisites to its NEOs other than potential grants of incentive stock options as otherwise disclosed and discussed herein.

Hedging by Named Executive Officers or Directors

The Company has not, to date, adopted a policy restricting its executive officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by executive officers or directors. As of the date of this Information Circular, entitlement to grants of incentive stock options under the Company’s stock option plan is the only equity security element awarded by the Company to its executive officers and directors.

Option-Based Awards

The Company adopted a stock option plan for the benefit of its employees, directors, officers and consultants (the “Stock Option Plan”).

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to the board of directors based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the board of directors. The stock option plan is administered by the directors of the Company and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

The Stock Option Plan is a “rolling” option plan and options to purchase up to 10% of the issued and outstanding Common Shares have been authorized under the Stock Option Plan. In addition, the following restrictions apply to the Stock Option Plan: (i) the number of Common Shares reserved for issuance to any one individual under the Stock Option Plan will not exceed 5% of the issued and outstanding Common Shares, (ii) the aggregate number of Common Shares reserved for issuance to all individuals conducting investor relations activities in any 12-month period will not exceed 2% of the issued and outstanding Common Shares, and (iii) the number of Common Shares reserved for issuance to any one consultant in any 12 month period under the Stock Option Plan will not exceed 2% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan are non-transferable and generally vest over a three (3) year period. Options are exercisable for a period of up to 10 years from the date of the grant; provided that, should the expiry date of any vested option fall on, or within nine trading days immediately following, a date upon which the participant is prohibited from exercising such option due to a black-out period or other trading restriction imposed by us, then the expiry date of such option shall instead be ten (10) trading days following the date the relevant black-out period or other trading restriction imposed by us is lifted, terminated or removed.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs and directors for services rendered in all capacities during the previous two completed financial years:

Table of compensation excluding compensation securities
Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Greg Engel,	2017	177,329	-	-	-	-	177,329
Chief Executive
Officer and Director	2016	-	-	-	-	-	-

Peter Hanson,	2017	112,395	-	-	-	-	112,395
Chief Financial
Officer (Interim)	2016	81,769	-		-	-	81,769

Denis Arsenault,	2017	241,692	-	7,950	-	-	249,642
Director and Former
Chief Executive	2016	211,999	-	17,100	-	-	229,099
Officer
	2015	187,000	-	-	-	-	187,000

Larry Rogers,	2017	216,934	-	5,800	-	-	222,734
Vice President of
International Business	2016	106,000	-	22,450	-	-	128,450
Development and
Former Director	2015	7,000	-	-	-	-	7,000

Ray Gracewood,	2017	177,108	-	-	-	-	177,108
Chief Commercial
OfficerOfficer	2016	142,189	-	-	-	-	142,189

Roger A. Rogers,	2017	-	-	-	-	-	-
Former Chief Financial
Officer and Former	2016	158,784	-	13,550	-	-	172,334
Director
	2015	111,615	-	-	-	-	111,615

Dr. Kenneth Mitton,	2017	17,000	-	12,600	-	-	29,600
Director
	2016	-	-	16,250	-	-	16,250

	2015	-	-	7,000	-	-	7,000

Michel Bourque,	2017	17,000	-	19,192	-	-	36,192
Director
	2016	-	-	16,650	-	-	16,950

	2015	-	-	4,000	-	-	4,000

Peter Amirault,	2017	22,000	-	17,850	-	-	39,850
Director
	2016	-	-	-	-	-	-

Monique Imbeault,	2017	24,000	-	15,392	-	-	39,392
Director
	2016	-	-	12,350	-		12,350

Compensation Securities Table

The following table reports the equity compensation granted to the NEOs and directors of the Company for the financial year ended August 31, 2017 in the form of stock options. The only form of equity-based compensation provided by the Company to NEOs and directors was in the form of stock options exercisable for Common Shares.

Compensation Securities
Name and Position	Number of securities underlying unexercised options and percentage of class	Date of issue or grant	Option Exercise Price ($)	Closing price of underlying security on date of grant ($)	Closing price of underlying security at year end ($)	Option Expiration Date
Greg Engel,	1,500,000(2)(4)	March 14, 2017	2.36	2.42	2.19	March 14, 2017
Chief Executive
Officer and	1.4325% of all
Director	Common Shares
	Outstanding

Denis Arsenault,	750,000(3)(4)	September 1, 2016	1.42	1.42	2.19	September 1, 2026
Director and
Former Chief	0.7163% of all
Executive Officer	Common Shares
	Outstanding

	12,000 (1)(4)	September 1, 2016	1.42	1.42	2.19	September 1, 2026

	0.0115% of all
	Common Shares
	Outstanding

Dr. Kenneth	14,400(1)(4)	September 1, 2016	1.42	1.42	2.19	September 1, 2026
Mitton,
Director	0.0138% of all
	Common Shares
	Outstanding

Michel	17,500(1)(4)	September 1, 2016	1.42	1.42	2.19	September 1, 2026
Bourque,
Director	0.0167% of all
	Common Shares
	Outstanding

Peter Amirault,	15,000(1)(4)	September 1, 2016	1.42	1.42	2.19	September 1, 2026
Director
	0.0143% of all
	Common Shares
	Outstanding

Monique	26,700(1)(4)	September 1, 2016	1.42	1.42	2.19	September 1, 2026
Imbeault,
Director	0.0255% of all
	Common Shares
	Outstanding

Notes:

(1)	The optioned shares will vest in the following manner:
•	Immediately on the date of issue: 50% of the optioned shares
•	On or after every anniversary of the effective date: 16.67% of the optioned shares until 100% of the optioned shares have been vested on or after the third anniversary of the date of issue.

(2)	The optioned shares will vest in the following manner:
•	266,666 on or after every anniversary of the effective date for the following three years;
•	350,000 upon the occurrence of the Company’s common shares trading at a price at or greater than
$4.76/share for a period of not less than 20 consecutive trading day;
•	350,000 upon the occurrence of the Company’s common shares trading at a price greater than $7.14/share for a period of not less than 20 consecutive trading days.
(3)	The optioned shares will vest in the following manner on the date of issue and for the next two anniversary of the effective date:
•	Immediately on the date of issue or anniversary of the effective date: 125,002 of the optioned shares;
•	41,666 based on share price target (as indicated in the Company’s Annual Business Plan);
•	41,666 based on production capacity (as indicated in the Company’s Annual Business Plan);
•	41,666 based on revenue target(as indicated in the Company’s Annual Business Plan).
(4)	The optioned shares acquired are subject to a minimum four month non-transferability hold period.

Exercise of Stock Options by NEOs and Directors

As of the record date, none of the NEOs or Directors have exercised any of their options.

Employment Management and Consulting Agreements

The Company currently has employment agreements in place with Greg Engel, Peter Hanson, Larry Rogers and Ray Gracewood. The employment agreement provides for, among other things, the continuation of the employment for an indefinite term, subject to termination as provided for in the employment agreements.

Greg Engel

As of the Record Date, Mr. Engel is entitled to a salary of $250,000 per annum, an annual bonus up to a maximum of 50% of his salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan. Furthermore, Mr. Engel’s Employment Agreement states that Mr. Engel shall not engage in any activity which is in competition with the Company during his employment and for a period of six months thereafter.

In the event of a Change of Control, any options that have been granted to Mr. Engel shall be deemed to have vested on the day prior to such Change of Control. If Mr. Engel is terminated for any reason other than a termination for Cause within twelve months of such Change of Control, he shall be entitled to receive payment of twelve months of the then current Base Salary plus an amount equal to the pro-rate Bonus payable to him for the most current fiscal year.

Peter Hanson

As of the Record Date, Mr. Hanson is entitled to a salary of $100,000 per annum, an annual bonus salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan. Mr. Hanson’s Employment Agreement does not provide for a Change of Control.

Larry Rogers

As of the Record Date, Mr. Rogers is entitled to a salary of $190,000 per annum, an annual bonus in an amount equal to twenty-five percent (25%) of the base salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan. Furthermore, Mr. Rogers’ Employment Agreement states that the Mr. Rogers shall not engage in any activity which is in competition with the Company during his employment and for a period of one year thereafter.

In the event of a Change of Control, any options that have been granted to the Mr. Rogers shall be deemed to have vested on the day prior to such Change of Control. If Mr. Rogers is terminated for any reason other than a termination for Cause within three months of such Change of Control, he shall be entitled to receive payment of eighteen months of the then current Base Salary plus an amount equal to the pro-rate Bonus payable to him for the most current fiscal year. If Mr. Rogers is offered, and accepts, a position with the Company other than the role which he held immediately prior to the Change of Control, within six months of such Change of Control, he shall be entitled to receive payment of twelve months of the then current Base Salary plus and amount equal to the pro-rata Bonus payable to him for the most current fiscal year.

Ray Gracewood

As of the Record Date, Mr. Gracewood is entitled to a salary of $150,000 per annum, an annual bonus in an amount equal to twenty-five percent (25%) of the base salary based on achievements of corporate goals (to be approved by the Board) and stock options pursuant to the Stock Option Plan.

In the event of a Change of Control, any options that have been granted to Mr. Gracewood shall be deemed to have vested on the day prior to such Change of Control. If Mr. Gracewood is terminated for any reason other than a termination for Cause within three months of such Change of Control, he shall be entitled to receive payment of twelve months of the then current Base Salary plus an amount equal to the pro-rate Bonus payable to him for the most current fiscal year. If Mr. Gracewood is offered, and accepts, a position with the Company other than the role which he held immediately prior to the Change of Control, within six months of such Change of Control, he shall be entitled to receive payment of six months of the then current Base Salary plus and amount equal to the pro-rata Bonus payable to him for the most current fiscal year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The only equity compensation plan which the Company has currently in place is its stock option plan however, the Company is seeking to get a Equity Incentive Plan ratified and approved by the disinterested shareholders of the Company. A description of this stock option plan is set out under heading “PARTICULARS OF MATTERS TO BE ACTED UPON – Continuation of Stock Option Plan.”

The following table sets forth details of the Company’s compensation plan as at the financial year end of August 31, 2017:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column of this table)
Equity compensation plans approved by securityholders – Stock Option Plan	6,352,049	$1.48	4,007,421
Equity compensation plans not approved by securityholders – N/A	N/A	N/A	N/A
Total	1,832,095	$0.73	3,470,583

NOTE: Stock Option Plan limitation of 10% of the issued and outstanding Common Shares as at August 31, 2017, less issued options as listed in the second column of this table.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Information Circular, there are no directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company that are indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes and, where practicable, states the approximate amount of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of Organigram Holdings Inc.’s most recently completed financial year ending August 31, 2017, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

During the most recently completed fiscal year, the management functions of the Company or any of its subsidiaries are substantially performed by the directors and officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted, except as disclosed in this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuation of Stock Option Plan

A number of Common Shares equal to 10% of the issued and outstanding Common Shares in the capital stock of the Company from time to time are reserved for the issuance of stock options pursuant to the Company’s Stock Option Plan dated for reference August 2, 2011. The Stock Option Plan is subject to annual approval of the TSX Venture Exchange (the “TSX-V”). The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by the Board and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Stock Option Plan also provides that the number of Common Shares issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the proposed Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the Stock Option Plan all options expire on a date not later than 10 years after the date of grant of an option.

Pursuant to the policies of the TSX-V, shareholders of the Company are being asked to approve by ordinary resolution, approval to the continuation of its 10% “rolling” Stock Option Plan.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Stock Option Plan;

(b)	Options granted under the Stock Option Plan are non-assignable, and non-transferable for a period of up to 10 years;

(c)	For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

An option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

If an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	The exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the Stock Option Plan);

(h)

Vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(i)

In the event of a Change of Control occurring, options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSX-V (or the NEX, as the case may be) for vesting requirements imposed by the TSX-V Policies; and

(j)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Stock Option Plan with respect to all Stock Option Plan shares in respect of options which have not yet been granted under the Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and vote on the ordinary resolution to approve the continuation of the Plan, with or without variation, as follows:

“RESOLVED THAT the Company’s 10% rolling stock option plan dated for reference August 2, 2011 be ratified and approved until the next Annual meeting of the Company.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board is of the view that the Stock Option Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

The Board recommends shareholders vote IN FAVOUR of continuation of the Stock Option Plan.

Equity Incentive Plan

On November 7, 2017, the Board approved the Equity Incentive Plan of the Company (the “Incentive Plan”) pursuant to which, if approved by the Exchange and Disinterested Shareholders, Organigram will be able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company and/or its affiliates (“Participants”) are eligible to receive awards of restricted share units (“RSUs”) or performance share units (“PSUs”) (collectively, the “Units”), under the Incentive Plan. All Units granted under the Incentive Plan are non-transferable. A copy of the full Equity Incentive Plan is attached as Schedule “B” to this Circular.

The Company’s current compensation program, described elsewhere in this Circular (see “Compensation of Executive Officers”) provides total compensation for employees in various roles that is comprised of base salary (fixed cash amount), and longterm “at risk” equity-based incentives (stock options) that align employees’ interests with those of shareholders. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Company to offer lower base salaries thereby lowering its fixed cash compensation costs. As a cannabis related company, with limited access to debt financing, the Company is largely dependent upon equity financing to provide the capital necessary to grow its business. With a view to extending the cash resources that the Company has available, it is important for the Company to be prudent in the management of its fixed cash expenses across all areas of the Company’s operations, including in the area of employee compensation.

Under the Incentive Plan, the maximum number of Shares issuable from treasury pursuant to Units shall not exceed 10% of the total outstanding Shares from time to time less the number of Shares issuable pursuant to all other security-based compensation arrangements of the Company, being the existing Stock Option Plan.

The maximum number of Shares subject to any Award which may be granted under the Incentive Plan during any fiscal year of the Company to any Participant shall not, when included with all other security-based compensation to such Participant, exceed five (5%) of the issued and outstanding shares.

The number of Shares issuable to Insiders (as defined in the TSXV Corporate Finance Manual), at any time, under all security based compensation arrangements of the Company, may not exceed 10% of the Company's issued and outstanding Shares; and the number of Shares issued to insiders within any one-year period, under all security based compensation arrangements of the Company, may not exceed 10% of the Company's issued and outstanding Shares.

The aggregated number of Shares subject to any award issuable to Directors who are not employees or officers shall be limited to one (1%) percent of the Company’s issued and outstanding Shares.

The Compensation and Human Resources Committee may provide the circumstances in which Units shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Company or any Affiliate prior to the end of a performance period or exercise or settlement of such Award. Subject to certain exceptions included in the Incentive Plan, the occurrence of a Change in Control (as such term is defined in the Incentive Plan) will not result in the vesting of unvested Units nor the lapse of any period of restriction pertaining to any Restricted Stock or RSUs (“Unvested Units”).

Subject to the Compensation and Human Resources Committee reasonably determining otherwise, for the period of 24 months following a Change in Control, where a participant’s employment or term of office or engagement is terminated for any reason, other than for cause: (i) any Unvested Units as at the date of such termination shall be deemed to have vested, and any period of restriction shall be deemed to have lapsed, as at the date of such termination and shall become payable as at the date of termination; and (ii) the level of achievement of performance goals for any Unvested Units that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

The Board may amend, alter, suspend, discontinue or terminate the Incentive Plan and any outstanding Units granted thereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever. Notwithstanding the foregoing, the following amendments to the Incentive Plan require the approval of shareholders of the Company: (i) an increase in the maximum number of Shares that may be made the subject of Units under the Incentive Plan; (ii) any adjustment (other than as set out in the Incentive Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option previously granted under the Incentive Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval); (iii) an increase in the limits on Units that may be granted to any participant under the Incentive Plan; (iv) an extension of the term of an outstanding Option beyond the expiry date thereof; (v) permitting Options granted under the Incentive Plan to be transferrable other than for normal estate settlement purposes; and (vi) any amendment to the plan amendment provisions, subject to certain exceptions included in the Incentive Plan.

Options

If approved, the Incentive Plan will not replace the Company’s existing Stock Option Plan, the two will work in combination.

RSUs (Restricted Share Units)

The Incentive Plan, if approved, will provide the Compensation and Human Resources Committee with additional equity-based compensation options in the form of RSUs, which provide “at risk” equity-based incentive that vests over a three-year period, adds a medium-term incentive option to the Company’s compensation program and may replace short-term cash based incentives currently provided for in the Company’s Stock Option Plan. RSUs may be granted as part of an employee’s “at risk” incentives and are considered “medium-term” incentives because they vest from one to three years from the date of grant and any payments on the vesting dates are determined with reference to the market price of Shares on that date.

Shares of Restricted Stock and RSUs shall be subject to such restrictions as the Compensation and Human Resources Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation and Human Resources Committee may deem appropriate.

PSUs (Performance Share Units)

Under the Incentive Plan, the Compensation and Human Resources Committee may grant a non-transferable PSU to a participant payable upon the attainment of specific milestones or targets.

If the PSU is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such Shares), as determined by the Compensation and Human Resources Committee, in its sole and absolute discretion.

Upon a Participant's termination of service for any reason during the vesting period of the PSUs for a given PSU, the PSU in question will vest or be forfeited in accordance with the terms and conditions established by the Compensation and Human Resources Committee at grant. Based on service, performance and/or such other factors or criteria, if any, as the Compensation and Human Resources Committee may determine, the Compensation and Human Resources Committee may, at or after grant, due to such service, performance and/or such other factors or criteria relating to the participant’s performance to date accelerate on a pro rata basis the vesting of all or any part of any PSU.

When and if PSUs become vested, a participant having received the grant of such units shall be entitled to receive shares from the Company in settlement of such units in accordance with the Incentive Plan.

The Incentive Plan serves several purposes for the Company. One purpose is to develop the interests of Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Participants are considered eligible to be selected to receive an Award under the Incentive Plan. Another purpose is to attract and retain key talent and valuable Participants, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism. Finally, the Incentive Plan will align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth.

TSXV Approval

The Incentive Plan remains subject to the approval of the TSXV and no securities will be issued thereunder prior to receipt of each of disinterested shareholder approval and TSXV approval. The TSXV may require certain amendments to the Incentive Plan prior to approval.

Shareholder Approval

At the Meeting, disinterested shareholders of the Company, where “disinterested shareholders” are those shareholders who are not Insiders (as defined in Policy 1.1 – Interpretation of the TSXV Corporate Finance Manual) of the Company will be asked to consider and vote to approve the ratification and approval of the Incentive Plan, with or without variation, as follows:

“RESOLVED THAT the Company’s Incentive Plan dated for reference November 7, 2017 be ratified and approved, subject to TSXV Approval. Each director and officer of the Company is authorized to make any changes required by the TSXV for approval of the Equity Incentive Plan in accordance with TSXV policies.”

The Board is of the view that the Incentive Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

The Board recommends shareholders vote IN FAVOUR of continuation of the Equity Incentive Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.com and upon request from the Company at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3 telephone number: (855) 961-9420 or fax number (506) 384-4266. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Moncton, New Brunswick, November 7, 2017.

BY ORDER OF THE BOARD

“Greg Engel”

Greg Engel
Chief Executive Officer

SCHEDULE “A”

ORGANIGRAM HOLDINGS INC.
AUDIT COMMITTEE CHARTER

Pursuant to the Company’s by-laws, the Canada Business Corporations Act and applicable securities regulations, there shall be a committee of the Board of Directors (the "Board") of Organigram Holdings Inc. (the “Company”) known as the Audit Committee (the "Committee").

Purpose

The Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following areas: (i) the Company’s external audit function; (ii) internal controls over financial reporting, fraud, asset security and management information systems; (iii) the Company’s accounting and financial reporting requirements; (iv) the Company’s compliance with securities law and regulatory requirements; (v) the financial accuracy of the Company’s strategic plan and budget, completed annually for and in advance of each fiscal year; and, (vi) such other functions as are delegated to it by the Board. Specifically, with respect to the Company’s external audit function, the Committee assists the Board in fulfilling its oversight responsibilities relating to: (i) the quality and integrity of the Company’s financial statements; (ii) the independent auditors' qualifications; and (iii) the performance of the Company’s independent auditors.

The Committee is intended to facilitate and provide a means of open communication between management, the external auditors and the Board. All references to the Company herein shall mean the Company and each Subsidiary Entity of the Company.

Composition and Qualifications

1.

The Committee shall consist of at least three members of the Board, a majority of whom shall be, in the determination of the Board, “independent” as that term is defined by National Instrument 52- 110 – Audit Committees (“NI 52-110”), as amended from time to time, and the majority of whom shall be resident Canadians.

2.

All members of the Committee shall be, in the determination of the Board, “financially literate” as that term is defined by NI 52-110, and at least one member of the Committee must have, in the determination of the Board, “accounting or related financial expertise”.

3.

The Board shall designate the Chair of the Committee, who shall have responsibility for overseeing that the Committee fulfills its mandate and duties effectively. If the Board does not designate a Chair, the Committee will elect a Chair from among their members.

4.

Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board may fill a vacancy which occurs in the Committee at any time.

5.

Compensation for the members of the Committee shall be limited to their Director’s fees, either in the form of cash or equity, and the members of the Committee shall not accept any consulting, advisory, or other compensatory fees from the Company (other than as members of the Board and Board committee members).

Meetings

1.

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings provided that the Committee will meet at least four (4) times in each fiscal year and at least once in every fiscal quarter. Any member of the Committee shall have the authority to convene additional meetings of the Committee as circumstances require.

2.	A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present.

3.

A schedule for each of the meetings will be disseminated to the Committee members prior to the start of each fiscal year. A detailed agenda for each meeting will be disseminated to the Committee members as far in advance of each meeting as is practicable

4.	All communications from management, at any meeting, shall be supported by written material, provided at least four days in advance of the meeting.

5.

The external auditors or any member of the Committee may call a meeting of the Committee. Any Director of the Company may request the Chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such Director, and may as a guest participate in such meeting to the extent permitted by the Chair of the Committee.

6.	The external auditors and members of the management of the Company shall attend a meeting of the Committee when requested by the Committee.

7.

The Committee shall meet separately, periodically, with management, counsel and the external auditors of the Company. The Committee shall meet separately with the external auditors of the Company at every meeting of the Committee at which external auditors are present.

Responsibilities

The Committee is mandated to carry out the following responsibilities:

External Auditors

1.

Subject to Applicable Law, the Committee shall be responsible for the appointment, compensation, oversight and termination of the external auditors. The external auditors shall report directly to the Committee and shall be accountable to the Board and the Committee as representatives of the shareholders.

2.

The Committee shall pre-approve all non-audit mandates and fees for services the external auditor shall undertake, and consider whether the nature of such services will harm the firm’s independence in carrying out its audit function.

3.	The Committee shall review, negotiate and either sign or recommend to the Board the execution of all engagement letters of the external auditors, both for audit and non-audit services.

4.

The Committee shall satisfy itself, on behalf of the Board, that the external auditor is independent of management. In assessing such independence, the Committee shall discuss with the external auditors, and may require a letter from the external auditor outlining any relationships between the external auditors and the Company or its affiliates.

5.

The Committee shall review the audit plan of the external auditors, the integration of the external audit with the internal control program, and the results of the audit, which shall include reviewing the external auditor’s letter to management and management’s response thereto and other material written communications between management and the external auditors.

6.

The Committee shall review the performance of the external auditors, including the compensation, scope, and timeliness of the audits and all other related services and any non-audit services provided by the external auditors.

7.

The Committee shall satisfy itself, annually or more frequently as the Committee considers appropriate, as to the external auditors' internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any public enquiry, review, or investigation by governmental, professional or other regulatory authorities.

8.

The Committee shall periodically review and discuss with management and the external auditors the quality and acceptability of the Company’s accounting policies and practices, the materiality levels which the external auditors propose to employ, any significant changes in the accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Company.

9.

The Committee shall discuss with management and the external auditors of the Company all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) accounting principles that have been discussed with management by the external auditors, the ramifications of these alternative treatments and the treatment preferred by the external auditors.

10.

The Committee shall review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 – Continuous Disclosure Obligations or any successor legislation (“NI 51-102”), and the planned steps for an orderly transition. The Committee shall further review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102 or any successor legislation, on a routine basis, whether or not there is to be a change of external auditor.

11.

The Committee shall establish and oversee policies with regards to the hiring by the Company of any partners, employees, and any former partners or employees of any present or former firms that acted as external auditors of the Company.

Financial Information

1.

The Committee shall discuss with management and the external auditors whether the audited annual financial statements present fairly (in accordance with GAAP and/or IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented and, where appropriate, recommend for approval to the Board, the annual audited financial statements of the Company.

2.

The Committee shall discuss with management and the external auditors whether the unaudited quarterly financial statements present fairly (in accordance with GAAP and/or IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented and, where appropriate, recommend for approval to the Board, the unaudited quarterly financial statements of the Company.

3.	The Committee shall review any errors or omissions in the current or prior year’s financial statements.

4.

The Committee shall review with the external auditors the level of co-operation they received from management, employees and personnel of the Company during the audit process, any issues encountered by the auditors and any impediments on the external auditor’s work.

5.	The Committee shall review and seek to resolve any disagreements between management and the external auditors with respect to accounting practices and principles.

6.	The Committee shall monitor the objectivity and credibility of the Company’s financial reports.

7.

The Committee shall review the status of material contingent liabilities as reported to the Committee by the Company’s management, and the manner in which any material contingent liability has been disclosed in the Company’s financial statements.

8.

The Committee shall review any legal matters or claims that could have a material impact on the financial statements of the Company, and the manner in which any such legal matters or claims have been disclosed in the Company’s financial statements.

9.

The Committee shall review any reserves, accruals, provisions, estimates or adopted programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition that may have a material effect upon the financial statements of the Company.

10.

The Committee shall review the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company.

11.	The Committee shall review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Company’s operations.

12.	The Committee shall review management’s determination of tangible or intangible asset impairment, if any, as required by applicable accounting standards.

13.

The Committee shall review the Annual Report to shareholders and other financial information (including the annual and quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form and any prospectus, offering circular or other disclosure document issued by the Company or on behalf of the Company) prepared by the Company with management and, where appropriate, recommend for approval to the Board and recommend for filing with regulatory bodies.

14.

The Committee shall review any news releases and reports to be issued by the Company containing earnings guidance or financial information for research, analysts and rating agencies. The Committee shall also review the Company’s policies relating to financial disclosure and the release of earnings guidance and the Company’s compliance with financial disclosure rules and regulations.

15.

The Committee shall discuss with management and the external auditors important trends and developments in financial reporting practices and requirements and their effect on the Company’s financial statements, including consolidated financial statements.

16.

The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries, including the Subsidiary Entity.

17.

The Committee shall review the financial reporting obligations of the Company pursuant to its bylaws, its borrowing covenants, the Canada Business Corporations Act and applicable securities regulation and monitor the Company’s compliance thereunder.

Internal Control

1.

The Committee shall complete a financial review of the Company’s strategic plan and annual budget, annually and in advance of each respective fiscal period, and shall report to the Board the results of its review.

2.

The Committee shall oversee the adequacy and effectiveness of the Company’s internal control systems, through discussions with the Company’s external auditors and management, and shall report to the Board on an annual basis.

3.	The Committee share review management’s quarterly report of operating vs. budget variances and shall report to the Board the results of its review.

4.	The Committee shall review annually the Company’s Whistleblower Policy and its effectiveness and enforcement.

Compliance with Legal and Regulatory Requirements

1.

The Committee shall review with management, and/or any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Company and any material reports.

2.	The Committee shall review with management and the Board any issues with regulatory agencies that are likely to have a significant financial impact on the Company.

3.	The Committee shall review with counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with the legal and regulatory responsibilities.

4.	The Committee shall review the status of income tax returns and any significant tax issues as they are reported to the Committee by management or the Board.

5.	The Committee shall review any inquiries, investigations, or audits of a financial nature by any government, regulatory, or taxation authorities.

6.

The Committee shall review any legal matters or claims that could have a material impact on the Company’s compliance policies or any material reports, inquiries, or other correspondence received from regulators or governmental agencies.

Other

1.

The Committee shall assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls, including under its Bylaws, securities regulations and otherwise.

2.

The Committee shall review the appointments of Chief Financial Officer, internal auditor (or persons appointed to perform the internal audit function), and any key financial executives involved in the financial reporting process of the Company and any Subsidiary Entity.

3.	The Chair of the Committee shall report to the Board and Audit Committee as directed by the requirements of the Company’s Whistle Blower Policy.

4.	The Committee shall also perform such other activities related to this Charter as requested by the Board.

5.	The Committee shall review and assess the adequacy of this Charter annually and shall submit any proposed changes to the Board for approval.

6.

The Committee shall ensure that this Charter or an appropriate summary of it which has been granted approval by the Committee is properly disclosed in accordance with any securities laws or regulatory requirements in the annual information form, management information circular or other similar disclosure document of the Company.

7.	The Committee may delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate from time to time.

Resources

1.

The Committee shall have the authority, in its sole discretion, to retain independent legal, accounting and other consultants to advise the Committee at the expense of the Company. The Committee shall be provided with the necessary funding to compensate the external auditors and any other advisors they engage.

2.

The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and legal counsel, and any information with regards to the Company as it considers necessary in order to discharge its duties under this Charter.

3.

The Committee, through the Chair, may contact any Director, member of management or other officer or employee of the Company as it deems necessary, and any Director, member of management or other officer or employee of the Company may bring any matter before the Committee involving illegal, questionable, improper, or unethical practices or transactions.

4.	The external auditors shall be entitled to communicate directly with the Chair of the Committee and may meet separately with the Committee and any member of the Committee.

5.

The Committee may request any Director, member of management or other officer or employee of the Company or the Company’s external counsel or external auditors to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee. The Committee shall have full access to all of the Company’s books, records, properties, facilities and personnel, subject to compliance with any leases or similar contacts governing same.

Reporting

The Committee shall report its deliberations and discussions regularly to the Board and shall submit to the Board the minutes of its meetings.

Complaints Procedure

Any Director, officer or employee of the Company or any Subsidiary Entity who has any concern or complaints regarding accounting, internal control or auditing matters or any potential violations of law or regulatory provisions may, in accordance with the Company’s Whistleblower Policy, make an anonymous submission to any member of the Committee. The Committee shall establish procedures for the review and resolution of such complaints.

SCHEDULE “B”

ORGANIGRAM HOLDINGS INC.
(the “Company”)

EQUITY INCENTIVE PLAN

1.          PURPOSE

1.1               This Plan has been established by the Company to assist with the recruitment of and retention of high-caliber directors, executives, employees and consultants to serve the Company and to permit the Company to preserve its cash-flow to better align the interests of the Participants with the long-term interests of the Shareholders.

2.          PLAN DEFINITIONS AND INTERPRETATIONS

2.1        In this Plan, the following terms have the following meanings:

(a)

“Account” means the account maintained by the Company for each Participant in connection with the operation of the Plan to which any Performance Share Units or Restricted Share Units, where applicable, in respect of a Participant will be credited under the Plan;

(b)

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)

“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant's estate;

(d)	“Board” means the Board of Directors of the Company;

(e)	“Change of Control” means:

(i)

the acceptance by the Shareholders, representing in the aggregate more than fifty percent (50%) of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for any or all of the Shares;

(ii)

the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by a person (or two or more acting jointly or in concert), directly or indirectly, of the beneficial ownership of, or control or direction over, Shares or rights to acquire Shares, together with such person's then owned Shares and rights to acquire Shares, if any, representing more than fifty percent (50%) in aggregate of all issued and outstanding Shares (except where such acquisition is part of a bona fide reorganization of the Company in circumstances where the affairs of the Company are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the re-arrangement);

(iii)

the passing of a resolution by the Shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Company in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Company in circumstances where the affairs of the Company are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the re-arrangement);

(iv)

the sale by the Company of all or substantially all of its assets (other than to an affiliate of the Company in circumstances where the affairs of the Company is continued, directly or indirectly, and where the shareholdings of the Company remain substantially the same following the sale as existed prior to the sale);

(v)

individuals who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Company immediately prior to a meeting of the Shareholders involving a contest for, or an item of business relating to the election of directors of the Company, not constituting a majority of the directors of the Company following such election; or

(vi)	any other event which, in the opinion of the Board, reasonably constitutes a change of control of the Company;

(f)	“Committee” means the Compensation/HR Committee of the Board or any other committee or person designated by the Board to administer the Plan;

(g)

“Compensation” means the salary and all benefits which a Participant is receiving or entitled to pursuant to his/her employment agreement, including, but not limited to bonuses, professional membership or association fees, options, incentive rights, pension benefits, car allowances, medical plan benefits, vacation pay and any insurance premiums paid by the Company for such Participant;

(h)

“Company” means Organigram Holdings Inc. and its successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(i)

“Designated Subsidiary” means an entity (including a partnership) in which the Company holds, directly or indirectly, a majority voting interest and which has been designated by the Company for purposes of the Plan from time to time;

(j)	“Director” means a director of the Company;

(k)

“Eligible Consultant” means an individual, other than an Employee that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Company or any Designated Subsidiary under a written contract between the Company or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee and (ii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Designated Subsidiary;

(l)	“Employee” means an employee of the Company or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(m)

“Employer” means, with respect to a Participant who is a Director, the Company, and with respect to a Participant who is an Employee, the Company, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant's Termination Date;

(n)

“Expiry Date” means, with respect to Performance Share Units or Restricted Share Units, where applicable, granted to a Participant, the date determined by the Company for such purpose for such grant, which date shall be no later than the date which is two years after the Participant's Termination Date;

(o)	“Fiscal Year” means a fiscal year of the Company;

(p)

“Grant Agreement” means an agreement between the Company and a Participant under which Performance Share Units or Restricted Share Units, where applicable, are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(q)

“Grant Date” of a Performance Share Unit or a Restricted Share Unit, where applicable, means the date a Performance Share Unit or a Restricted Share Unit, where applicable, is granted to a Participant under the Plan;

(r)	“Insider” has the meaning provided for purposes of the TSXV relating to security- based compensation arrangements;

(s)

“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSXV for the 20 trading days on which a board lot was traded (or, if the Shares are not then listed and posted for trading on the TSXV, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Company). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(t)

“Participant” means a Director of the Company, a bona fide full-time or part-time Employee or an Eligible Consultant who, in any such case, has been designated by the Company for participation in the Plan;

(u)	“Payout Date” means a date selected by the Company, in accordance with and as contemplated by Section 3.2(d) and Section 6.1;

(v)

“Performance Share Unit” means a unit credited by means of an entry on the books of the Company to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Performance Share Unit, one Share, at the time, in the manner, and subject to the terms set forth in the Plan and the applicable Grant Agreement;

(w)	“Plan” means this Equity Incentive Plan of the Company;

(x)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or arrangement or other scheme of reorganization;

(y)	“Reserved Shares” is defined in Section 10.1(a);

(aa)

“Restricted Share Unit” means a unit credited by means of an entry on the books of the Company to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Restricted Share Unit, cash in an amount equal to the value of one Share, at the time, in the manner, and subject to the terms set forth in the Plan and the applicable Grant Agreement;

(bb)	“Retirement” in respect of a Participant, has the meaning given to such term in the policies of the Company in effect from time to time;

(cc)	“Shareholders” means the holders of Shares;

(dd)

“Shares” mean common shares in the capital of the Company and includes any securities of the Company into which such common shares may be converted, reclassified, re-designated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(ee)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(ff)

“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Director, an active Employee or an active Eligible Consultant, as the case may be, and, in the case of a Participant who is a Director and who ceases to be a Director as a result of any action taken by the Board or the Shareholders, such date shall be the date the Director ceases to be a Director; and in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Consultant and the Company or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(gg)	“TSXV” means the TSX Venture Exchange;

(hh)	“Vested Performance Share Unit” means any Performance Share Unit which has vested in accordance with the terms of the Plan and/or the terms of any applicable Grant Agreement; and

(ii)	“Vested Restricted Share Unit” means any Restricted Share Unit which has vested in accordance with the terms of the Plan and/or the terms of any applicable Grant Agreement.

2.2        In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.          GRANT OF PERFORMANCE SHARE UNITS AND RESTRICTED SHARE UNITS

3.1        The Company may elect to grant Performance Share Units and/or Restricted Share Units to such Participant or Participants in such number and at such times as the Company may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including, for Performance Share Units, as an incentive for future performance by the Participant.

3.2        In granting any Performance Share Units and/or Restricted Share Units, where applicable, pursuant to Section 3.1, the Company shall designate:

(a)	the number of Performance Share Units and/or Restricted Share Units, where applicable, which are being granted to the Participant;

(b)	in the case of Performance Share Units, any performance based or other conditions as to vesting of the Performance Share Units to become Vested Performance Share Units;

(c)	in the case of Restricted Share Units, any time based or other conditions as to vesting of the Restricted Share Units to become Vested Restricted Share Units;

(d)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(e)	the Expiry Date, which shall be set out in the Grant Agreement.

3.3        Subject to the terms of the Plan, the Company may determine any other terms or conditions with respect to the vesting of Performance Share Units or Restricted Share Units, where applicable, granted pursuant to Section 3.1, in whole or in part, to become Vested Performance Share Units or Vested Restricted Share Units, where applicable, or the provision of Shares under the Plan, including without limitation, provisions which make the vesting of Restricted Share Units conditional upon expiry of certain time period(s) and the vesting of Performance Share Units conditional upon (a) the achievement of corporate or personal objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Company, (b) the Market Price of the Shares from time to time and/or the return to the Shareholders, and/or (c) any other performance criteria relating to the Participant, the Company, a subsidiary, or business unit. Any such conditions shall be set out in the Grant Agreement.

3.4        The conditions may relate to all or any portion of Performance Share Units or Restricted Share Units, where applicable, in a grant and may be graduated such that different percentages of the Performance Share Units or the Restricted Share Units, where applicable, in a grant will become Vested Performance Share Units or Vested Restricted Share Units, where applicable, depending on the extent of satisfaction of one or more of such conditions. The Company may, in its discretion and having regard to the best interests of the Company, subsequent to the Grant Date of a Performance Share Unit or a Restricted Share Unit, where applicable, waive any such terms or conditions or determine that they have been satisfied.

4.          GRANT AGREEMENT

4.1        Each grant of a Performance Share Unit or a Restricted Share Unit, where applicable, will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate.

5.          GRANTS AND ACCOUNTS

5.1        An Account shall be maintained by the Company for each Participant. On the Grant Date, the Account will be credited with the Performance Share Units or the Restricted Share Units, where applicable, granted to a Participant on that date.

6.          PAYOUTS

6.1        On each Payout Date and subject to Section 6.4, the Participant shall be entitled to receive, and the Company shall issue or provide, Shares equal in number to the Vested Performance Share Units or the Vested Restricted Share Units, where applicable, in the Participant's Account to which the Payout Date relates.

6.2        The number of Shares to be issued or provided shall be equal to the whole number of Vested Performance Share Units or Vested Restricted Share Units, where applicable. Where the number would result in the issue of a fractional Performance Share Unit or Restricted Share Unit, where applicable, in the form of a fractional Share, the number of Performance Share Units or Restricted Share Units, where applicable, to be issued in the form of Shares shall be rounded down to the next whole number of Performance Share Units or Restricted Share Units, where applicable. No fractional Shares shall be issued and such fractional Share entitlement shall be satisfied by a cash payment to the Participant in an amount equal to such fractional Share entitlement multiplied by the Market Value on the Payout Date.

6.3        The Shares issued by the Company from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Company would have received if the Shares had been issued for money.

6.4        Subject to and in accordance with any Applicable Law, the Company may, but is not obligated to, acquire issued and outstanding Shares in the market for the purposes of providing the Shares to the Participants under the Plan. The Shares acquired for this purpose shall not be included for the purpose of the determining the maximum number of Shares to be issued under the Plan in accordance with Section 10.1. In addition, The Company may, but is not obligated to, provide to the Participant, cash payment equal to the Market Value of the Shares issuable to the Participant.

7.          TERMINATION OF EMPLOYMENT, FORFEITURES AND CHANGE OF CONTROL

7.1        Unless otherwise determined by the Company at any time, on a Participant's Termination Date, any Performance Share Units or Restricted Share Units, where applicable, in a Participant's Account which are not Vested Performance Share Units or Vested Restricted Share Units, where applicable, shall terminate and be forfeited.

7.2        Notwithstanding Section 7.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Performance Share Units or Restricted Share Units, where applicable, made to such Participant, at the Company's discretion, all or a portion of such Participant's Performance Share Units or Restricted Share Units, where applicable, may be made fully Vested Performance Share Units or fully Vested Restricted Share Units, where applicable, or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.

7.3        Subject to Section 11, where a Participant's Termination Date occurs as a result of the Participant's Retirement, then, all outstanding Performance Share Units or Restricted Share Units held by such Participant that are not Vested Performance Share Units or Vested Restricted Share Units shall immediately and automatically terminate, other than those Performance Share Units or Restricted Share Units which would have become Vested Performance Share Units or Vested Restricted Share Units within the one (1) year period following the Participant's Termination Date, which Units shall for this purpose continue to vest (and be paid out) in accordance with this Plan.

7.4        In the event a Participant's Termination Date is prior to the Payout Date with respect to any Vested Performance Share Units or Vested Restricted Share Units, where applicable, in such Participant's Account, the Payout Date with respect to such Vested Performance Share Units or Vested Restricted Share Units, where applicable, shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant's Termination Date and the Company shall, as soon as practicable following such Termination Date, issue or provide Shares to such Participant with respect to such Vested Performance Share Units or Vested Restricted Share Units, where applicable, in accordance with Article 6.

7.5        In the event of: (a) a Change of Control or a determination by the Board that a Change of Control is expected to occur and; (b) the Participant does not continue to be employed by the Company at a level of responsibility, or a level of Compensation at least commensurate with the Participant's existing level of responsibility, and Compensation immediately prior to the Change of Control and the Participant elects in a written notice to the Company within three months of the date of a Change of Control to treat the Company's employment as being terminated as a result of either such reduction with the said termination being effective as at the date of the said written notice, then at the time that the Participant provides such written notice, all of the unvested Restricted Share Units and the Performance Share Units at that time shall automatically and irrevocably become vested in full.

8.          FORFEITED UNITS

8.1        Notwithstanding any other provision of the Plan or a Grant Agreement, Performance Share Units and Restricted Share Units granted hereunder shall terminate on, if not previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

9.          ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

9.1        In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Performance Share Units or Restricted Share Units, where applicable, then recorded in the Participant's Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Performance Share Units or Restricted Share Units, where applicable, recorded in the Participant's Account on the record date fixed for such distribution, subdivision or consolidation.

9.2        In the event there shall be any change, other than as specified in Section 9.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Performance Share Units or Restricted Share Units, where applicable, then recorded in the Participant's Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

9.3        In the case of any such substitution, change or adjustment as provided for in this Article 9, the variation shall generally require that the aggregate Market Value of the Performance Share Units or the Restricted Share Units, where applicable, then recorded in the Participant's Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it will be equal to such aggregate Market Value after the variation.

10.          MAXIMUM NUMBER OF SHARES TO BE ISSUED

10.1        This Section 10.1 applies to any securities that may be acquired by Participants on any Payout Date pursuant hereunder that consist(s) of authorized but unissued Shares. Subject to adjustment for any subdivision, consolidation or distribution of Shares as contemplated by, and in accordance with, Article 9:

(a)

The Company hereby reserves a maximum of 2,500,000 Shares for issuance under this Plan (the “Reserved Shares”). For clarity: (i) the Reserved Shares reserved for issuance pursuant to Performance Share Units which are cancelled, terminated or settled without having been redeemed for Shares issued from treasury will not become re-available for issuance under this Plan; and (ii) the Reserved Shares reserved for issuance pursuant to Performance Share Units which are redeemed for Shares issued from treasury will not become re- available for issuance under this Plan.

(b)

Notwithstanding the foregoing, the number of Reserved Shares for issuance from treasury pursuant to both the Performance Share Units and the Restricted Share Units credited under the Plan shall, in the aggregate, not, when combined with the number of Shares issuable pursuant to all other security-based compensation arrangements of the Company, including the stock option plan of the Company, equal more than ten percent (10%) of the number of Shares then issued and outstanding;

(c)

the aggregate number of Shares issuable from treasury to any one Participant under the Plan and all other security-based compensation arrangements of the Company shall not exceed five percent (5%) of the issued and outstanding Shares;

(d)

the aggregate number of Shares issuable from treasury to Insiders under the Plan and all other security-based compensation arrangements of the Company shall not exceed ten percent (10%) of the issued and outstanding Shares;

(e)

during any one-year period, the aggregate number of Shares issued from treasury to Insiders under the Plan and all other security-based compensation arrangements of the Company shall not exceed ten percent (10%) of the issued and outstanding Shares;

(f)	the aggregate number of Shares issuable to Directors who are not Employees or officers of the Company shall be limited to one percent (1%) of the issued and outstanding Shares;

(g)

the aggregate number of Shares that may be issuable to any one Insider or Eligible Consultant of the Company (or any of its subsidiaries) pursuant to the Performance Share Units in any 12-month period must not exceed two percent (2%) of the issued and outstanding Shares; and

(h)	no Shares may be issuable under this Plan to any person providing investor relations activities to the Company.

11.          ACCELERATED VESTING

11.1        The Board, in its sole discretion, may, by resolution, permit all unvested Performance Share Units and/or Restricted Share Units, where applicable, to vest immediately and the Shares corresponding to the Performance Share Units and/or the Restricted Share Units, where applicable, in the Participant's accounts to be delivered in accordance with the provisions hereof.

12.          AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1        The Company may, without notice, at any time and from time to time, amend the Plan or any provisions thereof in such manner as the Company, in its sole discretion and without shareholder approval, determines appropriate:

(a)	for the purposes of making minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	to change the vesting provisions of Performance Share Units, Restricted Share Units or the Plan; and

(d)

to change the termination provisions of Performance Share Units, Restricted Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Performance Share Units or the Restricted Share Units, where applicable, provided, however, that:

(a)

in the event that any such amendment of the Plan adversely affects the right under any previously granted Performance Share Units and/or Restricted Share Units under the Plan prior to such amendment, such amendment shall not be effective on such previously granted Performance Share Units and/or Restricted Share Units without the consent of each affected Participant in the Plan; for clarity, no such consent will be required for any Performance Share Units and/or Restricted Share Units granted after the amendment to the Plan, even if such amendment adversely affects the rights of any proposed Participant under the Plan;

(b)	shareholder approval shall be obtained in accordance with the requirements of the TSXV for any amendment that results in:

(i)	an increase in the maximum number of Shares issuable pursuant to the Plan;

(ii)	an extension of the Expiry Date for Performance Share Units or Restricted Share Units, where applicable, granted to Insiders under the Plan;

(iii)	the addition of additional categories of Participants; or

(iv)	an amendment of this Section 12.1.

12.2        If the Company terminates the Plan, Performance Share Units and Restricted Share Units previously credited shall, at the discretion of the Company, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions.

13.          ADMINISTRATION

13.1        Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Law. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Company. All expenses of administration of the Plan shall be borne by the Company.

13.2        The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Company shall determine, the Company shall furnish each Participant with a statement setting forth the details of his or her Performance Share Units and/or Restricted Share Units, where applicable, including the Grant Date and the Vested/unvested Performance Share Units and/or Restricted Share Units, where applicable, held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant.

13.3        The Company may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record keeping services.

14.          BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1        Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine.

15.          GENERAL

15.1        The transfer of an Employee from the Company to a Designated Subsidiary, from a Designated Subsidiary to the Company or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship.

15.2        The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Performance Share Unit or Restricted Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant's spouse, the Participant's children or the Participant's grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant's Beneficiary.

15.3        The Company's grant of any Performance Share Units or Restricted Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with Applicable Law.

15.4        The Company or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Company or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Company shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

15.5        A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or dividends or have or be entitled to any other rights as a Shareholder in respect of any Performance Share Units or Restricted Share Units.

15.6        Neither designation of an Employee as a Participant nor the grant of any Performance Share Units or Restricted Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Performance Share Units or Restricted Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of an Employer of a Participant to terminate a Participant's employment at any time. Neither any period of notice nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

15.7        Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee's employment with the Company or a Designated Subsidiary.

15.8        The Plan shall be an unfunded obligation of the Company. Neither the establishment of the Plan nor the grant of any Performance Share Units or Restricted Share Units nor the setting aside of assets by the Company (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Company.

15.9        This Plan is established under the laws of the Province of New Brunswick and the rights of all parties and the construction of each and every provision of the Plan and any Performance Share Units or Restricted Share Units granted hereunder shall be construed according to the laws of the Province of New Brunswick.

15.10      This Plan and the number of Reserved Shares will be subject to Shareholder approval at the next annual general meeting of the Shareholders following the adoption of this Plan by the Board. Thereafter, Shareholder approval shall only be required to replenish or increase the number of Reserved Shares under the Plan.

15.11      This Plan is subject to Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual.